KWESST Announces Results of 2023 Annual General and Special Meeting of
Shareholders, Appoints Interim CFO and Provides Business Update

April 3, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62UA) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, is pleased to report the results of its 2023 Annual General and Special Meeting of shareholders ("AGM") held virtually on Friday, March 31, 2023, to announce the appointment of an Interim CFO and to provide a business update.  All amounts in Canadian dollars ("CAD").

Results of Shareholder Meeting

Shareholders approved all the resolutions detailed in the management information circular of the Company dated February 13, 2023 (the "Circular"), namely:

  To set the number of Directors at five;
  Electing all the nominees to the Board of Directors of the Company;
  Re-appointing KPMG LLP as auditor of the Company for the ensuing year and authorizing the directors to determine the auditor's compensation;
  Approving the renewal of the Company's Long Term Incentive Plan ("LTIP");
  Approving the amendment to the Company's LTIP to increase the number of Stock Units (as defined in the Circular) from 60,682 to 407,274 Stock Units (approved by disinterested shareholders); and
  Approving the revised exercise price of 53,049 stock options held by directors, executive officers, employees and consultants of KWESST, as listed in the Circular, to set the exercise price of these options based on the Company's closing stock price on the TSX-V on March 31, 2023 ($3.60) (approved by disinterested shareholders).

The Circular is available under KWESST's profile on SEDAR at www.sedar.com as well as on the Company's website under "Investors".

Business Update

KWESST is pleased to report on highlights of recent progress in the business and the current outlook for 2023 following an intensive period of business development activities.

In addition to modest existing orders to date for 2023, the Company currently has visibility on potential new orders this year including:

  A multi-year defense contract with a further multi-year option for sensitive digitization and software work for a NATO military customer under a joint venture with two major defense contractors.  If successful, contract award and commencement is estimated to begin late spring or early summer of 2023.  Our understanding is that this could materialize in the near term subject to completion of necessary security clearances.  NATO Secret clearance of key personnel has already been received and we await upgrade to Top Secret clearance for our facility.
  A second multi-year defense contract with option years for digital Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance ("C4iSR") for the army of a NATO nation, which has been tendered under a teaming agreement with a global prime defense contractor.  Contract decision and award is expected this fall per the customer's stated schedule.
  An initial sole source contract, currently in negotiation, to provide digital upgrades and integration for an armored vehicle aid package for the Ukraine, and incorporating KWESST's Battlefield Laser Defense System ("BLDS").  If approved, contract award and commencement of work is expected to begin this spring or summer, with a potential, larger follow-on second phase to similarly upgrade the remainder of the vehicle fleet.
  An initial sole source contract for a NATO special operations regiment to implement KWESST's Integrated Fires Module (IFM) on the 81mm mortar (similar to what KWESST did for the U.S. Marine Corps, as referenced and depicted on the Company web site).
  An initial sole-source contract to integrate ATAK into the mission management software onboard aircraft for Caribbean surveillance operations.  If successful, work is expected to begin this summer.

This reflects KWESST's primary strategic focus last year and this year on its Digitization business for military and public safety, particularly military programs than can provide multi-year visibility on revenue and pull through opportunities for its laser defense and electronic decoy systems.  2023 is the year the Company believes that this strategy will begin to convert to contracts and to be the primary driver of revenue and backlog for 2023.

Digitization Strategy

This strategy is intended to embed KWESST in the global digitization ecosystem with end-users and defense contractors like General Dynamics Mission Systems Canada (GDMS-Canada), General Dynamics Land Systems (GDLS), Thales Canada (with whom we recently signed a teaming agreement as stated in our business update of December 12th, 2022) and with U.S. companies who have contracting vehicles for Department of Defense (DoD) customers, plus other overseas prime defense contractors which have demonstrated an interest in our digitization capabilities and products as a result of our recent foreign business development initiatives.

While the contracting process in the defense industry can be slow, and difficult to time with precision, we are optimistic that the probability, the sheer number and the value of the various Digitization opportunities in play can convert to a base of visible future revenue as we build towards break-even and profitability.

Market Positioning

As we pursue opportunities with end-users and defense contractors, it is becoming apparent to us that KWESST fills a "capability gap" when it comes to integrated digitization of ground forces, both on foot and in armored vehicles.  As we heard recently at the Future Soldier Technology Conference in London, UK where we presented to more than a dozen NATO countries, soldier modernization is a high priority, with billions of dollars earmarked to drive shared situational awareness down to the soldier level (1).  Large global defense contractors have typically not focused on this segment of the market, and we believe that KWESST is positioned to become a preferred go-to partner with them to fill this capability gap.

We are also seeing the cross-over application of our digitization capabilities to the public safety market (2), with the award of a contract to apply this same military digitization technology to Critical Incident Management Systems (CIMS) like police Ground Search And Rescue (GSAR) operations as announced July 7th, 2022, and the first adoption of a variant -our Overwatch Commander system, as just announced on March 24th, 2023.

Non-Lethal Business

Our PARA OPS and ARWEN non-lethal systems also bridges to the public safety market.  The ARWEN 37mm launcher used for crowd control and high-risk interventions by tactical teams made news last winter for its success in controlling potential violence at the trucker protests in Ottawa, Canada (see announcement of February 27th, 2022), and has since been attracting interest from additional law enforcement clients.

Meanwhile, our new patent-pending non-lethal PARA OPS product has gone into production with first samples destined this month to a short list of opinion-making public safety agencies in the U.S., Europe and the Middle East for evaluation.  These evaluations normally take several weeks, and on the heels of that we expect to see first sales.  This is an important and sizeable market globally(3) since public safety agencies typically consume non-lethal ammunition in large quantities on a regular basis for training and almost daily operational incidents, thus public safety agencies are our priority market for PARA OPS.  Adoption by public safety agencies also lends credibility to the secondary market of consumers where we plan to first introduce a version for which buyers need a firearms license (there are more than 80 million firearms owners in the U.S, alone(4)), followed by a version that is a "non-firearm", if successful with a promising non-pyrotechnic activation system currently in the development stage.

International Business Development

As stated in our announcement of February 14th, 2023, we have launched an international market development campaign and are participating at major international defense and public safety events now that they are operating again post-pandemic.  In the coming weeks we expect to announce the appointment of several key foreign agents and representatives in the Middle East, Europe and Asia for all Company products including PARA OPS."

Appointment of Interim CFO

The Company announced that effective immediately, Mr. David Luxton will assume the role of Interim CFO in addition to his current role as Executive Chairman.  The Company is currently in the final stage of selecting a permanent CFO and hopes to make an announcement of the successful candidate before the end of April this year.  As previously announced on March 1, 2023, Mr. Steven Archambault (former CFO) has agreed to assist the Company with a smooth CFO transition.

Canadian Warrants

KWESST has applied to the TSX Venture Exchange for the listing of the warrants issued under the Canadian prospectus offering which closed on December 9, 2022.  Listing of the warrants is conditional upon the Company meeting the listing requirements of the TSX Venture Exchange. For U.S. investors, the warrants issued by the Company on December 9, 2022 under the concurrent US public offering are already trading on Nasdaq under the symbol KWESW (see press release dated December 9, 2022 for more information).

(1) Globally, the Soldier Modernization Market is projected at more than USD $18B by 2028, with a CAGR of 3.7%, according to Market Research Future: Global Soldier Modernization Market, February 2020.

(2) Globally the public safety and security market was USD $435B in 2021 and is expected to reach USD $868B by 2028, growing at a CAGR of 10.4% according to Fortune Business Insights: Public Safety and Security Market Forecast, 2023-2028, January 2023.

(3)  The global non-lethal market was approximately USD $7.4B in 2020 and is projected to reach USD $12.5B in 2028 (a CAGR of 7.4%) according to Allied Market Research: Non-Lethal Market, May 2021.

(4)  There are more than 81 million gun owners that live in America, Zipia https://www.zippia.com/answers/how-many-gun-owners-live-in-america/

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons.  Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: David Luxton, Executive Chairman and Interim CFO, luxton@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: anticipated revenue, revenue streams, orders and backlog for our products and services for 2023, the Company's market positioning, participation in tradeshows and conferences and events and expectations as to potential business opportunities generated by such participation, participation in meetings with military and defense industry partners and government agencies, and the outcomes of such meetings, interest in our non-lethal systems for police and public safety agencies and expectations as to potential orders from such agencies and the appointment of international key foreign agents for our products as a result of our international market development campaign.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and orders for its products in 2023 for reasons beyond its control, overall interest in KWESST's products being lower than anticipated or expected; evolution of the global public safety market; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; the incapacity of the Company to find in a timely manner, on a permanent basis, a CFO; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the SEC, and many other factors beyond the control of KWESST.  Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.